Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10
18th Floor, “NORTH LOBBY”
Survey No. 83/1, Raidurgam
Hyderabad - 500 032, India
Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results for the quarter ended June 30, 2022 (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 22213271ANTTFS9552 Place: Hyderabad Date: July 28, 2022

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India,
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2022

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2022	31.03.2022	30.06.2021	31.03.2022
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	33,399	33,829	34,001	138,864
	b) License fees and service income	2,757	2,490	100	4,289
	c) Other operating income	150	368	234	899
	Total revenue from operations	36,306	36,687	34,335	144,052
2	Other income	4,034	1,147	1,862	4,820
	Total income (1 + 2)	40,340	37,834	36,197	148,872
3	Expenses
	a) Cost of materials consumed	8,047	10,149	8,707	33,784
	b) Purchase of stock-in-trade	4,836	3,354	6,235	20,571
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	172	(557)	(3,025)	(3,896)
	d) Employee benefits expense	6,490	6,089	5,865	24,346
	e) Depreciation and amortisation expense	2,215	2,052	1,971	8,143
	f) Impairment	-	98	-	98
	g) Finance costs	98	127	65	380
	h) Selling and other expenses	10,966	10,855	10,934	43,208
	Total expenses	32,824	32,167	30,752	126,634

4	Profit before tax (1 + 2 - 3)	7,516	5,667	5,445	22,238
5	Tax expense / (benefit)
	a) Current tax	1,358	974	984	3,926
	b) Deferred tax	1,163	496	327	2,080
6	Net profit for the period / year (4 - 5)	4,995	4,197	4,134	16,232

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(1)	(47)	1	(45)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	17	-	17
	b) (i) Items that will be reclassified to profit or loss	(4,486)	955	(531)	832
	(ii) Income tax relating to items that will be reclassified to profit or loss	1,568	(335)	186	(291)
	Total other comprehensive (loss)/income	(2,919)	590	(344)	513

8	Total comprehensive income (6 + 7)	2,076	4,787	3,790	16,745

9	Paid-up equity share capital (face value Rs. 5/- each)	832	832	832	832

10	Other equity				182,530

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	30.10	25.29	24.94	97.85
	Diluted	30.03	25.24	24.87	97.58
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2022	31.03.2022	30.06.2021	31.03.2022
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	5,976	7,932	7,392	31,718
	b) Global Generics	31,221	30,255	28,199	116,999
	c) Others	152	199	66	1,590
	Total	37,349	38,386	35,657	150,307

	Less: Inter-segment revenue	1,043	1,699	1,322	6,255
	Total revenue from operations	36,306	36,687	34,335	144,052

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(282)	(322)	207	384
	b) Global Generics	11,124	5,944	5,724	21,871
	c) Others	22	129	(44)	1,160
	Total	10,864	5,751	5,887	23,415

	Less: (i) Finance costs	98	127	65	380
	(ii) Other un-allocable expenditure / (income), net	3,250	(43)	377	797
	Total profit before tax	7,516	5,667	5,445	22,238

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2

License fee and service income for the quarter ended 30 June 2022 includes:

a. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;

b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.

These transactions pertain to Company’s Global Generics segment.

3	On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench (“NCLT”) for the merger of Dr. Reddy’s Holding Limited into Dr. Reddy's Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 (‘Effective Date’). Consequently, Dr. Reddy’s Holding Limited has been merged with the Company.

4	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IND AS 108, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

5

License fee and service income for the year ended 31 March 2022 includes:

a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;

b) Rs. 390 million towards the sale of two of the Company’s Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;

c) Rs. 1,084 million towards the sale of U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.

The aforesaid transactions pertain to Company’s Global Generics and Others segment.

6	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

DR. REDDY'S LABORATORIES LIMITED

7

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous year. The Company also made a presentation to SEC and DOJ in relation to its Global Compliance Framework including the ongoing enhancement initiatives during the three months ended June 30, 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, including civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

8	The Company considered the uncertainties relating to the COVID-19 pandemic and military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

9	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 28 July 2022.

10	The figures of the quarter ended 31 March 2022 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

11	The results for the quarter ended 30 June 2022 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board

For Dr. Reddy’s Laboratories Limited

G V Prasad

Co-Chairman & Managing Director

Place: Hyderabad

Date: 28 July 2022